4:

EDAP TMS S.A. RESTRUCTURES BOTH OPERATING DIVISIONS

- Headcount and Operating Expenses Expected to Reduce by EUR 4.2 Million in 2004 -
- Both Divisions Are Expected to Improve Operating Income and Cash Flow in 2004 -

Vaulx-en-Velin, France, January 13, 2004 -- EDAP TMS S.A. (Nasdaq: EDAP) , a global leader in the development, marketing and distribution of a portfolio of minimally-invasive medical devices for the treatment of urological diseases, today announced the result of its business review initiated, as previously announced, in November 2003.

After an extensive review of the businesses, with consideration of the current economic situation and in order to maintain the competitiveness of the Company, EDAP TMS S.A. announced a reduction in headcount in its two French operational divisions. The reductions represent a decrease of 22% of the French based workforce. These decreases in headcount and related expenses resulted in a one time reserve of EUR 2.1 million in 2003 and are expected to generate EUR 1.2 million in annual savings as of 2004. As of December 31, 2003, EUR 0.4 million of this reserve had been paid-out, with the balance expected to be paid-out within the first half of 2004. Furthermore, the Company has eliminated EUR 3.0 million in various other annual expenses as of 2004.

As a result of this decrease in headcount and other expenses the Company further expects that these changes will result in reaching positive operating income and cash flow in its two divisions during the latter quarters of 2004. However, if the Euro continues to strengthen against currencies in which the Company generates revenues, the timetable for profitability and positive cash flow would be delayed. Additionally, with anticipated reductions in expenses at the headquarters level the Company expects to further improve consolidated operating income and cash flow in 2005.

The Company ended fiscal year 2003 with approximately EUR 10.4 million in cash on hand. The Company anticipates that in 2004, after the final pay-outs related to the restructuring and cash usage from ongoing operations, that the Company's cash balance will not go below EUR 7.0 million in 2004 and grow in 2005.

Hugues de Bantel, president of the Company's two operating divisions, commented, While it is never easy to go through a process, that has such a dramatic affect on so many people, it was necessary for the Company to review its businesses and restructure in a manner that is more consistent with the realities of the economics that we see today. The board and the management believe that this review has placed the Company in a much stronger position and will allow for the successful realization of our business plans.

The plan behind this restructuring is clearly to have both operational income and positive cash flow for the two divisions in 2004. However, since over 70% of the Company's revenues are non-Euro based, our 2004 revenue, operating margin and cash will be adversely impacted if the Euro continues to strengthen against other currencies, concluded Mr. de Bantel.

The Company has scheduled a conference call for Thursday, January 15, 2004, at 12:00 noon EST to discuss the announced changes with all interested parties. Participation in the conference can be accessed by dialing 1-785-832-1523 approximately 10 minutes prior to the start time of 12:00 noon EST. Anyone who is unable to attend the live presentation may access a replay, for one week, by dialing 1-402-220-0119.

EDAP TMS S.A. is the global leader in the development, production, marketing and distribution of a portfolio of minimally invasive medical devices primarily for the treatment of urological diseases. The Company currently produces and markets devices for the minimally invasive treatment of localized prostate cancer, using High Intensity Focused Ultrasound (HIFU) and the treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL). The Company also produces and markets in Japan and Italy devices for the non-surgical treatment of benign Prostate Hyperplasia (BPH) using Microwave Thermotherapy (TUMT). The Company is also developing HIFU for the treatment of certain other types of tumors. For more information, in the U.S., contact EDAP Technomed Inc., the Company's U.S. subsidiary located in Atlanta, GA, by phone at (770) 446-9950.

This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission.